The Connecticut Light and Power Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Nine Months Ended September 30, 2018
		For the Years Ended December 31,
(Thousands of Dollars)		2017	2016	2015	2014	2013
Earnings, as defined:
Net income	$298,610	$376,726	$334,254	$299,360	$287,754	$279,412
Income tax expense	102,010	186,646	208,308	177,396	133,451	141,663
Equity in earnings of equity investees	(26)	(39)	(61)	(31)	(32)	(67)
Dividends received from equity investees	—	—	60	—	—	289
Fixed charges, as below	121,463	152,888	152,635	153,751	152,513	139,929
Less: Interest capitalized (including AFUDC)	(4,746)	(5,102)	(3,319)	(2,630)	(1,867)	(2,249)
Total earnings, as defined	$517,311	$711,119	$691,877	$627,846	$571,819	$558,977

Fixed charges, as defined:
Interest expense	$113,107	$142,973	$144,110	$145,795	$147,421	$133,650
Rental interest factor	3,610	4,813	5,206	5,326	3,225	4,030
Interest capitalized (including AFUDC)	4,746	5,102	3,319	2,630	1,867	2,249
Total fixed charges, as defined	$121,463	$152,888	$152,635	$153,751	$152,513	$139,929

Ratio of Earnings to Fixed Charges	4.26	4.65	4.53	4.08	3.75	3.99